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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                     Commission File Number       1-13108

                             VASTAR RESOURCES, INC.

           (Exact name of registrants as specified in their charters)

                  15375 Memorial Drive, Houston, Texas  77079
                                 (281) 584-6000

  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

           8.75% Notes Issued February 1995, due 2005 ("8.75% Notes")
           6.95% Notes Issued November 1996, due 2006 ("6.95% Notes")
           6.96% Notes Issued November 1997, due 2007 ("6.96% Notes")
           6.39% Notes Issued January 1998, due 2008 ("6.39% Notes")
 6.00% Putable/Callable Notes issued April 1998, due 2000/2010 ("6.00% Notes")
            6.50% Notes Issued March 1999, due 2009 ("6.50% Notes")

            (Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(ii)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]             Rule 15d-6               [ ]
        Rule 12h-3(b)(1)(i)     [X]
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      Approximate number of holders of record as of the certification or notice date:


                                8.75% Notes:    13
                                6.95% Notes:    20
                                6.96% Notes:     9
                                6.39% Notes:    21
                                6.00% Notes:     0
                                6.50% Notes:    31
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      Pursuant to the requirements of the Securities Exchange Act of 1934,
Vastar Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 26, 2000                 By: /s/ David H. Welch
                                             ---------------------
                                             Name: David H. Welch
                                             Title: President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.